Exhibit 99.1

Acreage Holdings and GreenAcreage Announce $70+
Million Sale-Leaseback Transactions

New York, NY - October 25, 2019 - Acreage Holdings, Inc. (“Acreage Holdings” or “Acreage”) (CSE: ACRG.U) (OTCQX: ACRGF) (FSE: 0VZ) and GreenAcreage Real Estate Corp. (“GreenAcreage”), an independent real estate investment trust, today announced the closing of a series of sale-and-leaseback transactions for the sale of certain properties and facilities from Acreage Holdings to GreenAcreage for an aggregate of approximately $18 million to Acreage Holdings and approximately $23 million overall including payments to a third-party seller. The locations funded and closed today include facilities in Massachusetts, Florida and Pennsylvania. Acreage Holdings and GreenAcreage expect to close on additional facilities in Illinois and Connecticut within the next thirty days.
Acreage Holdings is expected to undertake significant expansion at the properties sold and additional properties to be closed upon. GreenAcreage has committed to provide up to approximately $43.9 million in additional financing in commitments or funding related to properties in Florida and Illinois. Assuming full utilization of this expansion financing, GreenAcreage’s total investment in the properties will be approximately $77.3 million, with $72.3 million specifically allocated to Acreage Holdings. Concurrent with the closings, Acreage Holdings entered into long-term, triple-net lease agreements with GreenAcreage and will continue to operate the properties as licensed cannabis facilities.

Entities	GreenAcreage	Acreage Holdings
Funded & Closed Transactions With Acreage	$18.3 million	$18.3 million
Funded & Closed Transaction with Third Party Seller	$5.0 million	$0
Closing Shortly - Within 30 Days	$10.1 million	$10.1 million
Construction Commitments	$43.9 million	$43.9 million
Total:	$77.3 million	$72.3 million
“Acreage Holdings took a long, hard look at our portfolio of real estate holdings and made a strategic decision to rationalize our business strategy. We are in the business of bringing to market the best cannabis products possible and making them accessible to as wide an audience of patients and adult use consumers as is viable. Acreage Holdings never intended to be a real estate company, and as the cannabis industry is a capital intensive business, tying up capital that can be deployed elsewhere is not in our shareholders best interest. By working closely with GreenAcreage, we will be able to focus on our core competencies, growing the plant, processing it into consumer/medical products and building out a network of retail locations across the country,” said Glen Leibowitz, Chief Financial Officer of Acreage Holdings. “The proceeds generated from our relationship with GreenAcreage will be utilized to create long-term shareholder value through the buildout of our existing footprint or in our acquisition efforts to further expand our footprint. This is just one tool in our box we are utilizing to access efficient capital, with an eye toward building a leading U.S. cannabis operation.”
“Our objective is to help companies in the medical and recreational cannabis industry expand their businesses,” explains Katie Barthmaier, Chief Executive Officer of GreenAcreage. “By providing sale-leaseback and build-to-suit transactions to the regulated cannabis industry, GreenAcreage allows companies to release the capital they have tied up in their fixed assets and redeploy it into their core businesses. We are excited to close this transaction with Acreage Holdings and support their continued growth, while building a diversified portfolio of industrial and retail cannabis real estate.”
ABOUT ACREAGE
Headquartered in New York City, Acreage is one of the largest vertically integrated, multi-state operators of cannabis licenses and assets in the U.S., according to publicly available information. Acreage owns licenses to operate or has management or consulting services or other agreements in place with license holders to assist in operations in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of $16.7 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage's national retail store brand, The Botanist, debuted in 2018.
On June 27, 2019 Acreage implemented an arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) with Canopy Growth Corporation (“Canopy Growth”). Pursuant to the Arrangement, the Acreage articles were amended to provide Canopy Growth with an option to acquire all of the issued and outstanding shares in the capital of Acreage, with a requirement to do so, upon a change in federal laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal laws of the United States (the “Triggering Event”), subject to the satisfaction of the conditions set out in the arrangement agreement entered into between Acreage and Canopy Growth on April 18, 2019, as amended on May 15, 2019 (the “Arrangement Agreement”). Acreage will continue to operate as a stand-alone entity and to conduct its business independently, subject to compliance with certain covenants contained in the Arrangement Agreement. Upon the occurrence or waiver of the Triggering Event, Canopy Growth will exercise the option and, subject to the satisfaction or waiver of certain conditions to closing set out in the Arrangement Agreement, acquire (the “Acquisition”) each of the Subordinate Voting Shares (following the automatic conversion of the Class B proportionate voting shares and Class C multiple voting shares of Acreage into Subordinate Voting Shares) in exchange for the payment of 0.5818 of a common share of Canopy Growth per Subordinate Voting Share (subject to adjustment in accordance with the terms of the Arrangement Agreement). If the Acquisition is completed, Canopy Growth will acquire all of the Acreage Shares, Acreage will become a wholly owned subsidiary of Canopy Growth and Canopy Growth will continue the operations of Canopy Growth and Acreage on a combined basis. For more information about the Arrangement and the Acquisition please see the respective information circulars of each of Acreage and Canopy Growth dated May 17, 2019, which are available on Canopy Growth’s and Acreage’s respective profiles on SEDAR at www.sedar.com. For additional information regarding Canopy Growth, please see Canopy Growth’s profile on SEDAR at www.sedar.com.

About GreenAcreage
GreenAcreage provides sale-leaseback and construction financing to all companies operating in the cannabis industry. GreenAcreage specializes in helping cannabis-related companies release and redeploy the capital within their fixed assets, as well as provide long-term construction financing for the expansion and development of new cultivation, processing, dispensary, and other cannabis-related commercial facilities.

FORWARD LOOKING STATEMENTS
This news release and each of the documents referred to herein contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding the proposed transaction with Canopy Growth, including the anticipated benefits and likelihood of completion thereof.

Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory approvals; the available funds of Acreage and the anticipated use of such funds; the availability of financing opportunities; the ability of Acreage and Canopy Growth to satisfy, in a timely manner, the conditions to the completion of the Acquisition; the likelihood of completion of the Acquisition; other expectations and assumptions concerning the transactions contemplated between Acreage and Canopy Growth; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of Acreage; risks related to proprietary intellectual property and potential infringement by third parties; the concentrated voting control of Acreage’s founder and the unpredictability caused by Acreage’s capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; and limited research and data relating to cannabis. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, including the Circular and Acreage’s Annual Information Form for the year ended December 31, 2018 filed on April 29, 2019, on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.
Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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Investor Contact:	Media Contact:
Steve West	Howard Schacter
Vice President, Investor Relations	Vice President of Communications
investors@acreageholdings.com	h.schacter@acreageholdings.com
646-600-9181	646-600-9181

GreenAcreage Media Contact:
Jon Goldberg
Managing Director, Public Relations
jgoldberg@kcsa.com
212-896-1282